June 14, 2017

VIA EDGAR

Craig Arakawa

Branch Chief

Offices of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2016

Filed March 27, 2017

File No. 001-32403

Dear Mr. Arakawa:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated June 5, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.

As discussed with representatives of the Company, the Company intends to file its written response to the Comment Letter no later than July 5, 2017. Please contact Edwin S. Maynard at (212) 373-3024 or David E. Sobel at (212) 373-3226, in each case, of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Owen Thomas

Owen Thomas

Acting Chief Financial Officer

Turquoise Hill Resources Ltd.

cc:	Joanna Lam, Securities and Exchange Commission

Edwin S. Maynard, Esq., David E. Sobel, Esq.,

Paul, Weiss, Rifkind, Wharton & Garrison LLP